UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

Commission File Number: 001-34989

iSoftStone Holdings Limited

East Bldg. 16, Courtyard #10

Xibeiwang East Road, Haidian District

Beijing 100193, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

iSoftStone Holdings Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated July 8, 2013	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iSoftStone Holdings Limited

By:	/s/ Xiaosong Zhang
Name:	Xiaosong Zhang
Title:	Chief Financial Officer

Date: July 9, 2013

Exhibit 99.1

iSoftStone Forms Independent Committee and Appoints Advisors

BEIJING, China, July 8, 2013 /PRNewswire/ — iSoftStone Holdings Limited (“iSoftStone” or the “Company”) (NYSE: ISS), a leading China-based IT services provider, today announced that its board of directors has formed a committee composed of three of its independent directors, Tom Manning, Chung-Kao Hsieh, and Al-Noor Gulamali Abdulla Ramji (the “Independent Committee”) to evaluate the previously announced preliminary non-binding proposal received by the Company’s board of directors on June 6, 2013 from Mr. Tianwen Liu, the Company’s CEO and the chairman of its board of directors, and ChinaAMC Capital Management Limited to acquire the Company for $0.585 in cash per ordinary share or $5.85 in cash per American depositary share (the “Proposed Transaction”).

The Independent Committee has retained Goldman Sachs (Asia) L.L.C. (“Goldman Sachs”) as its financial advisor and Kirkland & Ellis International LLP (“Kirkland & Ellis”) as its United States legal counsel. Goldman Sachs and Kirkland & Ellis will assist the Independent Committee in its work in connection with the Proposed Transaction and any potential alternatives.

No decisions have been made by the Independent Committee with respect to the Company’s response to the Proposed Transaction, and there can be no assurance that any definitive offer will be made, that any definitive agreement will be executed relating to the Proposed Transaction or any other transaction, or that the Proposed Transaction or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to the Proposed Transaction or any other transaction, except as required under applicable law.

About iSoftStone Holdings Limited

Founded in 2001, iSoftStone is a leading China-based IT services provider serving both greater China and global clients. iSoftStone provides an integrated suite of IT services and solutions, including consulting & solutions, IT services, and business process outsourcing services. The company focuses on industry verticals that include technology, communications, banking, financial services, insurance, energy, transportation, and public sectors. iSoftStone’s American depositary shares began trading on the New York Stock Exchange on December 14, 2010. For more information, please visit www.isoftstone.com.

Cautionary Statement Concerning Forward Looking Statements

This news release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These forward-looking statements can be identified by terminology such as “anticipates,” “believes,” “estimates,” “expects,” “future,” “intends,” “plans,” “will” and similar statements. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, risks discussed in iSoftStone’s filings with the U.S. Securities and Exchange Commission. iSoftStone does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

iSoftStone Media Contact

Ms. Sophie Yang

jhyang@isoftstone.com

Beijing +86 10 5874 9292

iSoftStone Investor Contacts

Mr. Jonathan Zhang

Chief Financial Officer

ir@isoftstone.com

Christensen

Mr. Tom Myers

tmyers@christensenir.com

Beijing +86 139 1141 3520

Mr. Victor Kuo

vkuo@christensenir.com

Beijing +86 10 5826 4939

www.isoftstone.com

Source: iSoftStone Holdings Limited

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